UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Triloma EIG Global Energy Term Fund I
(Name of Issuer)

Common Shares, par value $.001
(Title of Class of Securities)

89620U 106
(CUSIP Number)

Robert L. Vitale EIG Management Company, LLC 1700 Pennsylvania Ave. NW Washington, D.C. 20006 (202) 600-3304 with a copy to: Richard Horowitz Dechert LLP 1095 Avenue of the Americas New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS The R. Blair Thomas 2010 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,280(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,280(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,280
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.7%
12	TYPE OF REPORTING PERSON IN

(1) EIG Separate Investments, LP owns of record 2,280 common shares in Triloma EIG Global Energy Term Fund I.  As a result of its relationship to EIG Separate Investments, LP, The R. Blair Thomas 2010 Irrevocable Trust may be deemed to have shared voting, investment and/or dispositive power with respect to the Common Shares held by EIG Separate Investments, LP.

NAMES OF REPORTING PERSONS R. Blair Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,280(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,280(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,280
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.7%
12	TYPE OF REPORTING PERSON IN

(1) EIG Separate Investments, LP owns of record 2,280 common shares in Triloma EIG Global Energy Term Fund I.    As a result of his relationship to EIG Separate Investments, LP, Mr. R. Blair Thomas may be deemed to have shared voting, investment and/or dispositive power with respect to the Common Shares held by EIG Separate Investments, LP.

The R. Blair Thomas 2010 Irrevocable Trust owns of record 4,000 common shares in Triloma EIG Global Energy Term Fund I.  As a result of his relationship to The R. Blair Thomas 2010 Irrevocable Trust, Mr. R. Blair Thomas may be deemed to have shared voting, investment and/or dispositive power with respect to the Common Shares held by The R. Blair Thomas 2010 Irrevocable Trust.

1	NAMES OF REPORTING PERSONS Randall S. Wade
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,000
	6	SHARED VOTING POWER 2,280(1)
	7	SOLE DISPOSITIVE POWER 4,000
	8	SHARED DISPOSITIVE POWER 2,280(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,280
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.7%
12	TYPE OF REPORTING PERSON IN

(1) EIG Separate Investments, LP owns of record 2,280 common shares in Triloma EIG Global Energy Term Fund I.  As a result of his relationship to EIG Separate Investments, LP, Mr. Randall S. Wade may be deemed to have shared voting, investment and/or dispositive power with respect to the Common Shares held by EIG Separate Investments, LP.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common shares, par value $.001 (“Common Shares”), of Triloma EIG Global Energy Term Fund I, a Delaware statutory trust (the “Issuer”). The address of the principal executive offices of the Issuer is 201 North New York Avenue, Suite 250, Winter Park, FL 32789.

Item 2.	Identity and Background.

	(a)	This Schedule 13D is filed by: (i) The R. Blair Thomas 2010 Irrevocable Trust (the “Trust”); (ii) R. Blair Thomas, a citizen of the United States of America ("Mr. Thomas"); and (iii) Randall S. Wade, a citizen of the United States of America ("Mr. Wade" and together with the Trust and Mr. Thomas, the the “Reporting Persons”).

	(b)	The principal business address of each of the Reporting Persons is 1700 Pennsylvania Avenue NW, Suite 800, Washington, DC 20006.

	(c)	The principal business of EIG is to invest in securities. The principal occupation of Messrs. Thomas and Wade are Investment Committee members of the Issuer.

	(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)	Messrs. Thomas and Wade are citizens of the United States of America.

Item 3.		Source and Amound of Funds.

The Reporting Persons used approximately $257,000.00 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Schedule 13D.

Item 4.	Purposes of Transaction.

The Reporting Persons acquired the Common Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the Common Shares because they believed that the Common Shares reported herein, when purchased, represented an attractive investment opportunity.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Shares reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Trustees, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons' investment in the Common Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Trustees, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, engaging in hedging or similar transactions with respect to the Common Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Immediately following the transactions described herein, the Reporting Persons may be deemed to beneficially own in the aggregate 10,280 shares of Common Shares, representing 25.7% of the total issued and outstanding shares of Common Shares.  All percentages set forth in this statement on Schedule 13D are based upon the 39,983 shares of Common Shares issued and outstanding as of the date hereof.

As of the date hereof of, The R. Blair Thomas 2010 Irrevocable Trust and Mr. Wade are each the direct owners of 4,000 Common Shares. Further, as a result of his relationship with The R. Blair Thomas 2010 Irrevocable Trust, Mr. Blair may be deemed to have shared voting, investment and/or dispositive power with respect to the 4,000 Common Shares held directly by The R. Blair Thomas 2010 Irrevocable Trust. Additionally, as a result of their relationship to EIG Separate Investments, LP, each of The R. Blair Thomas 2010 Irrevocable Trust and Messrs. Blair and Wade may be deemed to have shared voting, investment and/or dispositive power with respect to the 2,280 Common Shares held directly by EIG Separate Investments, LP.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent such Reporting Persons directly holds Common Shares reported on this Schedule 13D) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion of presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits.

Joint Filing Agreement, dated February 22, 2016.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

The R. Blair Thomas 2010 Irrevocable Trust

By:	/s/ R. Blair Thomas
Name:	R. Blair Thomas
Title:	Trustee

By:	/s/ R. Blair Thomas
R. Blair Thomas

By:	/s/ Randall S. Wade
Randall S. Wade

Exhibit 1

 JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

    The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 22, 2016

The R. Blair Thomas 2010 Irrevocable Trust

By:	/s/ R. Blair Thomas
Name:	R. Blair Thomas
Title:	Trustee

By:	/s/ R. Blair Thomas
R. Blair Thomas

By:	/s/ Randall S. Wade
Randall S. Wade